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                              Filed by Phoenix Footwear Group, Inc.
                              Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934. Commission File No. 001-31309

                              Subject Company: Antigua Enterprises, Inc.,


                                                           FOR IMMEDIATE RELEASE

      PHOENIX FOOTWEAR GROUP, INC. ANNOUNCES INTEREST IN ACQUIRING ANTIGUA
                               ENTERPRISES, INC.

OLD TOWN, Maine, Jan. 8 /PRNewswire-FirstCall/ -- Phoenix Footwear Group, Inc. (Amex: PXG - News) announced today that it has sent a letter to the Board of Directors of Antigua Enterprises, Inc. (TSX Venture: ANE - News), in which Phoenix Footwear offered to acquire Antigua through a tax-free merger. The letter contemplates Phoenix Footwear acquiring all of Antigua's approximately 15,030,214 shares of outstanding common stock in exchange for 1,500,000 shares of newly issued Phoenix Footwear common stock and the cancellation of all outstanding Antigua options. As a result of the merger, all of Antigua's outstanding indebtedness (including approximately $18 million in long-term debt) would be carried over to the combined companies and then repaid. Prior to or at the time of the merger, Phoenix Footwear would effect a 3-for-1 forward stock split. After completion of the stock split and the merger, Phoenix Footwear anticipates having outstanding approximately 7,644,000 shares (excluding anticipated unallocated shares that will be held by Phoenix Footwear's defined contribution 401(k) savings plan). Thus, Antigua shareholders would receive approximately 20% of the post-closing equity in the combined entities.

Based on Phoenix Footwear's closing price yesterday, the proposed share exchange ratio represents a significant premium over the recent closing prices of Antigua common stock. The final purchase price will not be known until the closing date. During 2002, Phoenix Footwear's stock traded between $12.00 and $5.80.

For the nine months ended September 30, 2002, Antigua reported revenue of $30.7 million and earnings before interest and taxes of $2.5 million. For the same period, Phoenix Footwear reported revenue of $28.8 million and earnings before interest and taxes $2.9 million. Phoenix Footwear had previously announced expected earnings for full 2003 of between $1.40 and $1.50 per share.

Antigua previously announced that it was exploring a variety of refinancing options to address debts due and payable to Thomas Dooley, Jr. in the amount of $4.7 million as well as a $6 million note owing to L&B Transportation, Inc. Phoenix Footwear's proposed transaction would address Antigua's current liquidity issues and provide for continued participation by Antigua's shareholder in the combined company's future potential.

"The transaction will allow us to expand our brand offerings and to leverage our established platforms to build a powerful company in the fashion market. After giving effect to anticipated synergies and based on publicly available information, we expect that the proposed transaction would be significantly accretive to earnings in the first year," stated James Riedman, CEO of Phoenix Footwear. "We believe our offer is very attractive and the tax efficient nature of the proposed transaction together with the compelling post-merger economics should benefit the shareholders of both Phoenix Footwear and Antigua. We have made our offer directly to Antigua's Board of Directors and asked the directors to seriously consider our offer and to act in the best interest of Antigua's shareholders in their deliberations," added Mr. Riedman.

Phoenix Footwear's offer would be subject to various conditions including the negotiation and execution of a definitive documentation, approval of Antigua's Board of Directors and shareholders, approval of Phoenix Footwear's shareholders to increase the number of its authorized shares, obtaining required regulatory approvals, completion of due diligence and Phoenix Footwear's ability to obtain financing necessary for the transaction. Phoenix Footwear is confident that financing would be available given the strength of its balance sheet and strong liquidity. Phoenix Footwear has also received confirmation from its lender that financing is highly feasible.
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About Phoenix Footwear Group, Inc.

Phoenix Footwear Group, Inc., based in Old Town, Maine, designs, develops and markets casual and dress footwear for women and men. The company's premium footwear brands include the Trotters(R) and SoftWalk(R) lines. Formerly known as Daniel Green Company (Nasdaq: DAGR - News), Phoenix Footwear Group is now traded on the American Stock Exchange under the symbol PXG.

Contacts:

James Riedman
Chief Executive Officer
Phoenix Footwear Group, Inc.
(858) 847-0251

Todd St. Onge
Brainerd Communications, Inc.
(212) 986-6667

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, future action or inaction by the Board of Directors and shareholders of Antigua Enterprises, Inc. with respect to the matters referred to in this press release, statements concerning Phoenix Footwear Group's or Antigua Enterprises's outlook for the future, the ability to successfully integrate the two companies following the merger, the ability to realize estimated synergies, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Although Phoenix Footwear believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Phoenix Footwear or any other person that the objectives and plans of Phoenix Footwear will be achieved.

More detailed information pertaining to Phoenix Footwear's proposal will be set forth in appropriate filings to be made with the SEC. We urge shareholders to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Phoenix Footwear, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Phoenix Footwear can also be obtained, without charge, by directing a request to Phoenix Footwear Group, Inc., from the contacts listed above or at its website (http://www.phoenixfootwear.com).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Phoenix Footwear and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Phoenix Footwear. A detailed list of the names of Phoenix Footwear's directors and officers is contained in Phoenix Footwear's proxy statement for its 2002 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).